December 9, 2005

Mr. Brian Fiddler
Chief Financial Officer
Petrogen Corp.
2000 South Dairy Ashford
Houston, Texas 77077



      Re:	Petrogen Corp.
Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed April 15, 2005
Response letter dated November 29, 2005
      File No. 0-25579


Dear Mr. Fiddler:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Financial Statements

1. We have read your response to prior comment two, in which you indicate that the $105,716 in revenues recognized correspond to expenses spent on the Emily Hawes property. We note that you intend to change your presentation in 2005 to charge all operator fees and recoverable expenses to your Oil and Gas Property account. In our phone conference on November 16, 2005, we endeavored to explain that expenses such as administration, supervision, office services, and warehousing costs, are not ordinarily recorded against the property account under the full cost methodology. Under the circumstances described, you may offset specific costs recorded in your Statements of Operations with which you are able to associate your operator fee reimbursements. Any operator fees in excess of such costs should be recorded against your property account on the balance sheet. Your accounting and policy disclosure should be consistent with this approach. In the draft amended financial statements submitted with your reply, you appear to have made the numerical adjustments anticipated, but have not added disclosure on the accounting policy, or addressed the reclassification that is required. Therefore, we believe that it will also be necessary for you to further revise your
2004 annual report to comply with this guidance, consistent with the provisions of Rule 4-10(c)(6)(iv)(D) of Regulation S-X.

Note 3 - Acquisition of Petrogen Inc., page 47

2. We have read your response to prior comment five, concerning the
$639,634 debit recorded against equity as part of your reverse merger accounting, explaining that in conjunction with the reverse merger, you assumed net liabilities of $350,067; and that the public shell granted "replacement share purchase warrants to previous warrant holders in the private company" valued at $357,800. Please identify the reasons for the difference between the $707,867 combined total of these items and the debit noted in our prior comment. Also, since the warrants were issued to replace existing warrants of the accounting acquirer, it remains unclear why the charge related to the warrants is appropriately recorded against equity, rather than earnings. The extent to which transaction costs may be recorded against equity, in a reverse merger such as yours, is ordinarily limited to the amount of cash received. Please submit a schedule listing the replacement warrants, along with the terms (e.g. life, exercise price, vesting provisions, reload features, etc.), and value ascribed. Please also include a schedule listing the warrants that were replaced, with a similar level of detail, and showing their status at the time of replacement. Explain the reason for any differences in the terms; and describe the approach taken in valuing the replacement warrants. Identify any specific accounting literature that you believe supports the methodology applied.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

								Sincerely,



								Karl Hiller
								Branch Chief
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Mr. Brian Fiddler
Petrogen Corp.
December 9, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010